

August 26, 2011

<u>Via E-mail</u>
Ronald E. Klingle
Chairman of the Board, Chief Executive Officer and Director
Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555

Re: Avalon Holdings Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 11, 2011
       Schedule 14A filed on March 14, 2011
       File No 1-14105

Dear Mr. Klingle:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Pamela A. Long

                               Pamela A. Long
                               Assistant Director